UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KINNATE BIOPHARMA INC.

(Name of Subject Company (Issuer))

XRA 1 CORP.

(Name of Filing Persons (Offeror))

XOMA CORPORATION

(Name of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

49705R105

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Robert W. Phillips

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and restates the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on March 4, 2024 (as amended, the “Schedule TO”) by XRA 1 Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of XOMA Corporation, a Delaware corporation (“Parent”). This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Kinnate Biopharma Inc., a Delaware corporation (“Kinnate”), for (i) $2.3352 per Share in cash (the “Base Price Per Share”), (ii) an additional amount of cash of up to $0.2527 per Share (such amount as finally determined pursuant to the Merger Agreement (as defined below), the “Additional Price Per Share” and together with the Base Price Per Share, the “Cash Amount”), and (iii) one non-transferable contractual contingent value right for each Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Amended and Restated Offer to Purchase, dated March 19, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. Accordingly, the total Cash Amount that Purchaser will pay pursuant to the terms of the Offer and Merger Agreement is $2.5879 per Share. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 16, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), among Kinnate, Parent and Purchaser, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Offer to Purchase.

The purpose of this Amendment is to amend and restate the Schedule TO and the Offer to Purchase, including to disclose that on March 19, 2024, Parent, Purchaser and Kinnate determined, in accordance with the Merger Agreement, that the Additional Price Per Share is $0.2527 per Share (the maximum amount to be provided under the terms of the Merger Agreement). As a result, the total Cash Amount is $2.5879 per Share, as determined in accordance with Section 2.01(d) of the Merger Agreement. A press release announcing the determination of the total Cash Amount was issued by Parent on March 19, 2024.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Kinnate Biopharma Inc. Kinnate terminated its lease agreements for office space and accordingly does not maintain a headquarters. For purposes of compliance with applicable requirements of the Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended, any stockholder communication required to be sent to Kinnate’s principal executive offices may be sent to Kinnate Biopharma Inc., 800 West El Camino Real, Suite 180, Mountain View, California 94040. Kinnate’s telephone number is (858) 299-4699.

(b) This Schedule TO relates to the Shares. According to Kinnate, as of the close of business on March 18, 2024, there were: (i) 47,225,312 Shares issued and outstanding; (ii) 8,969,007 Shares subject to outstanding Kinnate Stock Options, 2,406,186 of which were In-the-Money Options, and (iii) 111,791 Shares subject to outstanding Kinnate Restricted Stock Units.

(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in “Special Factors—Section 3. Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)–(c) The filing companies of this Schedule TO are Parent and Purchaser. Purchaser’s and Parent’s principal executive office is located at 2200 Powell Street, Suite 310, Emeryville, California 94608. Each of Purchaser’s and Parent’s telephone number is (510) 204-7200.

Purchaser was incorporated under the laws of the State of Delaware on February 15, 2024, for the purpose of consummating the Offer and effecting the Merger pursuant to the Merger Agreement. Owen Hughes is the sole director and the executive officer of Purchaser as its President, Treasurer and Secretary. Mr. Hughes is a United States citizen and has a business address located at 2200 Powell Street, Suite 310, Emeryville, California 94608.

Parent was formed under the laws of the State of Delaware on December 31, 2011, and its principal business is to engage in any lawful act or activity for which corporations may be organized under the DGCL. The executive officers of Parent are Owen Hughes, its Chief Executive Officer, Tom Burns, its Senior Vice President, Finance and Chief Financial Officer, and Brad Sitko, its Chief Investment Officer. Each executive officer of Parent is a United States citizen and has a business address located at 2200 Powell Street, Suite 310, Emeryville, California 94608.

The information set forth in “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser and Parent” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix), (xi), (a)(2)(vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with Kinnate,” “Special Factors—Section 2. Purpose of the Offer and Plans for Kinnate,” “The Tender Offer—Section 5. Certain Information Concerning Kinnate,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser and Parent” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Special Factors—Section 2. Purpose of the Offer and Plans for Kinnate,” “Special Factors—Section 3. Price Range of Shares; Dividends,” “Special Factors—Section 4. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in “Special Factors—Section 2. Purpose of the Offer and Plans for Kinnate,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser and Parent” of the Offer to Purchase and “Item 3—Identity and Background of the Filing Person” hereof is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in “Special Factors—Section 1. Background of the Offer; Contacts with Kinnate,” “The Tender Offer—Section 3. Procedures for Tendering Shares” and “The Tender Offer—Section 12. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, Parent’s financial statements are not considered material because (i) the consideration offered consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) Parent is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with Kinnate,” “Special Factors—Section 2. Purpose of the Offer and Plans for Kinnate,” “Special Factors—Section 4. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Amended and Restated Offer to Purchase, dated March 19, 2024.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release of Parent issued on February 16, 2024 (incorporated by reference to Exhibit 99.1 to Parent’s Current Report on Form 8-K filed with the SEC on February 16, 2024).

(a)(5)(B)	Press Release of Kinnate issued on February 16, 2024 (incorporated by reference to Exhibit 99.1 to Kinnate’s Current Report on Form 8-K filed with the SEC on February 16, 2024).

(a)(5)(C)*	Press Release of Parent issued on March 19, 2024.

(d)(1)	Agreement and Plan of Merger, by and among XOMA Corporation, XRA 1 Corp. and Kinnate Biopharma Inc., dated February 16, 2024 (incorporated by reference to Exhibit 2.1 to Parent’s Current Report on Form 8-K filed with the SEC on February 16, 2024).

(d)(2)	Confidentiality Agreement dated November 11, 2023 between Kinnate and Parent.

(d)(3)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit C of Exhibit 2.1 to Parent’s Current Report on Form 8-K filed with the SEC on February 16, 2024).

(d)(5)	Form of Support Agreement (incorporated herein by reference to Exhibit D of Exhibit 2.1 to Kinnate’s Current Report on Form 8-K filed with the SEC on February 16, 2024).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2024

XRA 1 Corp.

By:	/s/ Owen Hughes
	Name:	Owen Hughes
	Title:	President, Treasurer and Secretary

XOMA Corporation

By:	/s/ Owen Hughes
	Name:	Owen Hughes
	Title:	Chief Executive Officer